Filed pursuant to Rule 424(b)(3)
File No. 333-264628

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 14, 2023

to

Prospectus dated April 14, 2023

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 14, 2023 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 2, 2024;

•	to disclose the calculation of our November 30, 2023 net asset value (“NAV”) per share for all share classes;

•	to provide a market update;

•	to provide updates to our portfolio and our business;

•	to disclose updates to the “Management” section of our Prospectus; and

•	to provide an update to the status of our current public offering.

January 2, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 2, 2024 (and repurchases as of December 31, 2023) is as follows:

Transaction Price (per share)
Class S	$25.0789
Class T	$24.8466
Class D	$24.8970
Class M	$24.9470
Class I	$24.2157
Class F*	$25.2020
Class Y*	$24.1823

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The January 2, 2024 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2023. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2023 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2023 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2023.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2023 (dollar amounts in thousands):

Components of NAV	November 30, 2023
Loans receivable	$7,760,659
Investment in real estate	182,058
Mortgage-backed securities held-to-maturity	105,692
Mortgage-backed securities, at fair value	260,534
Cash and cash equivalents	166,379
Restricted cash	18,546
Other assets	46,711
Collateralized loan obligation, net of deferred financing costs	(4,300,881)
Repurchase agreements payable, net of deferred financing costs	(226,914)
Credit facility payable, net of deferred financing costs	(839,946)
Mortgage note, net of deferred financing costs	(123,598)
Accrued stockholder servicing fees(1)	(1,370)
Other liabilities	(88,620)

Net asset value	$2,959,250

Number of outstanding shares	119,682,968

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of November 30, 2023, we accrued under GAAP $112,699 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2023 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,612,862	$32,552	$15,939	$121,932	$1,135,578	$18,462	$21,925	$2,959,250
Number of outstanding shares	64,311,502	1,310,134	640,199	4,887,639	46,894,300	732,546	906,648	119,682,968

NAV per Share as of November 30, 2023	$25.0789	$24.8466	$24.8970	$24.9470	$24.2157	$25.2020	$24.1823

Market Update

Ten-year U.S. Treasury yields plunged in November, ending the month 51 basis points (bps) lower, at 4.37%, as the soft landing narrative took hold amid cooling inflation data and increasingly dovish comments from Fed officials. Against this backdrop, the Bloomberg Agg surged 4.53% during the month. Year to date, the Agg has returned a meager 1.6%, following a historically poor return of -13.01% in 2022.

Recent pricing and deal trends across the commercial real estate (CRE) market remained in place in October. Headline deal volume remained deeply negative as did CRE property prices, yet October data also came with an air of potential optimism.

•

October’s deep decline in deal volume (-68%) was largely the result of a spike in deals a year ago.[1] Looking at individual asset sales (often a more stable number), the decline (-55%) was broadly in line with the median monthly decline year to date (YTD).[1] However, central business district (CBD) office volume rose +18% in October, reversing many months of deep declines.[1]

•

Commercial property pricing remained negative on an annual basis in October, but the declines have moderated for each of the past three months. Monthly pricing turned mildly positive in August 2023, and has remained in positive territory since, driven by a recovery in industrial prices and moderating declines across other property types.

A financing environment in which many were concerned about a surge in delinquent borrowers and a subsequent liquidity crunch has turned out to be more of a challenge than a crisis. Driven by office properties whose troubles have been well documented, the volume of distressed properties rose for a fifth consecutive quarter through Q3 2023, but at approximately $80 billion, it remains less than half the level reached during the height of the global financial crisis (GFC), when the cumulative amount distress properties neared $200 billion.1

Notably, consumer-centric sectors continue to benefit from healthy household spending and muted new construction.

•

Echoes of the “retail apocalypse” narrative of the 2010s continue to sap appetite for new construction; through nearly four years, the 2020s decade is on pace to see retail construction spending fall approximately -30% and -43% compared to the 2010s and 2000s, respectively. The result has been steadily declining vacancies since late 2021.[1]

In the multifamily and industrial sectors, which have garnered the bulk of investor attention in recent years, rent growth has slowed but secular demand drivers remain firmly in place.

•

The industrial sector has long hitched its wagon to growth in e-commerce spending, but more recently the burgeoning trends in supply chain onshoring and manufacturing spending have added new layers of demand.

[1]	Real Capital Analytics, as of October 31, 2023. Latest data available.

•

While rent growth softened in recent quarters due to slower household formation and strong new construction activity, the record-high cost of homeownership remains a massive support for apartment demand.

There was concern coming out of the spring banking stress that some regional banks—many of whom have sizable CRE loan books—would be forced to severely curtail their activity. In line with other potential green shoots, the Fed’s October Senior Loan Officer Survey showed a slight loosening of lending standards among banks relative to the previous two quarters as demand improved slightly from earlier this year.

There remains a significant need for refinancing capital from the debt market. As of midyear 2023, more than $200 billion in loans was scheduled to mature over the second half of 2023, plus roughly $500 billion in each of the following two years.1 Banks appear unlikely to grow their balance sheets materially but remain active in a more limited capacity. Ultimately, we see constraints in the lending market rather than a broad retreat, which is returning power to lenders amid growing demand for capital. Leverage has declined from already-low levels, a positive for those lenders able to deploy capital today.

Portfolio Update

We generated positive total returns across all share classes in November (see table below). Distributions were slightly offset by net asset value (NAV) depreciation of approximately $0.02 per share across all share classes. Interest income in excess of the monthly distribution contributed to NAV while depreciation in select commercial mortgage-backed securities (CMBS) holdings detracted from NAV performance.

•

The current annualized distribution rate is 7.63% for Class I shares, 7.12% for Class D shares, 7.10% for Class M shares, 6.52% for Class S shares and 6.58% for Class T shares, based on the January 1, 2023 transaction price.

•

The tax equivalent distribution rate is 8.53% for Class I shares, 7.96% for Class D shares, 7.93% for Class M shares, 7.29% for Class S shares and 7.35% for Class T shares, based on the January 1, 2023 transaction price.[2]

We are pleased with the strong positive returns generated for our shareholders year to date, especially considering the broader rate-driven volatility experienced across financial markets. Based on the Class I share performance, we have returned 6.78% year to date as of November 30, 2023, compared to 1.64% for the Bloomberg Aggregate Bond Index.

Against a backdrop of significant declines across the yield curve in November, we offer a high level of excess income over short-term rates on both a nominal and real basis. Based on the Class I share, our annualized distribution rate of 7.63% is 224 bps above 3-month Treasury bills (T-bills) on a nominal and real yield basis.3 Furthermore, our tax-equivalent annualized distribution rate is 314 bps over 3-month T-bills, or 2.4x higher compared to T-bills when comparing real yields/distribution rates.

We met 100% of repurchase requests in November 2023.

Shortly after month end, we closed on a $110.0 million senior loan backed by a newly built community comprised of three midrise Class A multifamily buildings, including retail properties located adjacent to

[2]

Tax-equivalent distribution rate reflects the distribution rate required under the prior tax law in order for an investor to receive the same after-tax income under the new tax law. For example, a REIT’s annualized distribution rate would need to be 8.53% under the prior tax law in order for investors to receive the same amount of after-tax income as a REIT with an annualized distribution rate of 7.63% under the new tax law. The distribution rates quoted assume a 37% tax bracket.

[3]	Three-month T-bill yield as of December 10, 2023.

Washington, D.C.’s Rhode Island Center metro stop. The multifamily buildings comprise a total of 487 units and are 95% leased. The retail properties are 86% leased with a weighted average lease term of 11.3 years.

We believe the portfolio is well positioned to deliver an attractive, high level of income and preserve capital driven by the:

•	Debt-focused nature of our strategy, as we believe forward returns in commercial real estate will largely be driven by income generation and property cash flows compared to price appreciation.

•

High level of equity cushion beneath our loans. We believe the portfolio has been underwritten across property types and geography to appropriately reflect market conditions and the borrower’s business plan. For example, the average loan-to-value (LTV) ratio across our senior loan portfolio was 68% at the time of loan closing as of November 30, 2023.

•

Continued strong performance. We have generated positive total returns in 69 out of 71 months; our largest monthly drawdown was just -0.27% in March 2020. Approximately 99.4% of the portfolio was comprised of performing assets as of November 30, 2023.

•	Geographically diversified composition of our $8.5 billion portfolio, weighted to multifamily properties.

•	The long-term nature of our borrowings, as approximately 96% of our borrowings are financed through match-term, non-mark-to-market facilities.

•

Positive impact of higher interest rates for our floating rate loan portfolio, which represented approximately 96% of the portfolio as of November 30, 2023. The portfolio’s duration was just 0.15 years.

•	Requirement of nearly all borrowers to purchase rate caps to help protect against rising borrowing costs.

•

Available liquidity for new investments. We have maintained a strong liquidity profile which, when combined with the long-term nature of our borrowings, allows us to be a capital provider when many traditional lenders and peers are more constrained in making new loans. As always, we remain disciplined in our underwriting standards as markets seek a new pricing equilibrium.

Management

The “Management” section of our Prospectus and related disclosures elsewhere in the Prospectus are updated to reflect that David Weiser is no longer a member of the investment committee of the adviser. Mr. Weiser remains employed by our sponsor and is focusing his efforts on matters other than the adviser’s business.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 35,412,771 shares of our common stock (consisting of 16,658,294 Class S shares, 17,399,136 Class I shares, 118,473 Class T shares, 159,770 Class D shares, and 1,077,097 Class M shares) in the primary offering for total proceeds of $876.74 million and (ii) 3,952,467 shares of our common stock (consisting of 2,120,622 Class S shares, 1,647,196 Class I shares, 47,560 Class T shares, 17,774 Class D shares, and 119,316 Class M shares) pursuant to our distribution reinvestment plan for a total value of $97.76 million.